March 16, 2018

NexPoint Strategic Opportunities Fund

C/o Highland Capital Management

300 Crescent Court

Suite 700

Dallas, Texas 75201

Attn: Ms. Lauren Thedford

RE:	NexPoint Strategic Opportunities Fund (f/k/a NexPoint Credit Strategies Fund) – Nontransferable Rights Offer

Dear Ms. Thedford:

This will serve as the Agreement between AST Fund Solutions, LLC (“AST Fund Solutions”) and NexPoint Strategic Opportunities Fund (the “Client”), pursuant to which AST Fund Solutions will serve the Client as Information Agent for a nontransferable Rights Offer (the “Offer”) for the Client.

1.	Services:

As Information Agent, AST Fund Solutions will handle the following services and they will be performed promptly and diligently in compliance with all applicable laws and regulations. These services include, but are not limited to:

•	Provide strategic counsel to the Client and its advisors on the execution of the steps to best ensure the success of the Offer.

•	Develop a timeline, detailing the logistics and suggested methods for communications regarding the Offer.

•	Coordinate the ordering and receipt of the Depository Trust Company participant list(s) and non-objecting beneficial owner (NOBO) list(s).

•	Typeset and place any summary advertisement in publications selected by the Client.

•	Contact the reorganization departments at all banks and brokerage firms to determine the number of holders and quantity of materials needed.

•	Coordinate the printing of sufficient documents for the eligible universe of holders (if requested).

•	Complete the mailing of needed Offer materials to any registered holders.

•	Distribute the Offer materials to banks and brokers in sufficient quantities for all of their respective holders, and follow up to ensure the correct processing of such by each firm.

•	Distribute the documents directly to the decision maker at each major institutional holder, if any, to avoid the delay associated with the materials being filtered through the holders’ custodian bank or brokerage firm.

•	Establish a dedicated toll-free number to answer questions, provide assistance and fulfill requests for Offer materials.

•	If requested, conduct an outbound phone campaign to the targeted universe of holders to confirm receipt and understanding of the Offer materials.

•	Maintain contact with the bank and broker reorganization departments for ongoing monitoring of responses to the Offer.

•	Provide feedback to the Client and its advisors as to responses to the Offer.

2.	Fees and Expenses:

a)	AST Fund Solutions agrees to complete the work described above for a base fee of $12,500.

b)	Out-of-pocket expenses incurred by AST Fund Solutions in providing the services described above shall be reimbursed by the Client, and will include such charges as search notification, postage, messengers, warehouse charges and overnight couriers, other expenses incurred by AST Fund Solutions in obtaining or converting depository participant listings, transmissions from Broadridge Financial Solutions (“Broadridge”), shareholder and/or NOBO’s list processing. The estimated amount of such expenses is $750. AST Fund Solutions shall not incur more than $750 of such expenses without prior written approval by the Client.

c)	If applicable, outgoing calls or received calls for record or beneficial owners of the Client, including NOBO’s will be charged at a fee of $5.00 per successful contact. A charge of $0.15 per call will be charged for each unsuccessful attempt to contact a shareholder. In addition, directory assistance will be charged at a rate of $0.60 per each look-up. A charge of $0.07 per minute will be invoiced to cover telecommunications line charges incurred during the telephone solicitation campaign in connection with the Offer. AST Fund Solutions may require an advance to cover call center charges prior to the commencement of calls. AST Fund Solutions will notify the Client should such advance be required and a separate invoice will be prepared and sent to the Client.

d)	A data processing fee of $600 will be incurred for receiving, converting and processing electronic lists of registered holders and or NOBO lists. If such lists are to be used for telephone solicitation efforts, an additional $110.00 per hour will be invoiced for additional data processing time. The fee of $600 would also apply if a dedicated toll free line is set-up to take incoming calls from shareholders. A toll free number would not be assigned without prior consent from the Client.

3.	Billing and Payment:

a)	An invoice for the agreed base fee of $12,500 is attached and AST Fund Solutions requires that the signed contract and this base fee be received by our office upon execution of this agreement. Out-of-pocket expenses, fees for completed phone calls, set-up and other fees relating to the toll free number, and charges for telephone look-ups will be invoiced to the Client after the completion of the project.

b)	Banks, brokers and proxy intermediaries will be directed to send their invoices directly to the Client for payment. AST Fund Solutions will, if requested, assist in reviewing and approving any or all of these invoices.

c)	AST Fund Solutions reserves the right to receive advance payment for any individual out-of-pocket charge anticipated to exceed $500 before incurring such expense. AST Fund Solutions will advise the Client by e-mail or fax of any such request for an out-of-pocket advance.

4.	Records:

Copies of supplier invoices and other back-up material in support of AST Fund Solutions’ out-of-pocket expenses will be promptly provided to the Client upon request.

5.	Confidentiality:

(a) For a period of two (2) years following the termination of this Agreement, AST Fund Solutions agrees to preserve and keep confidential all non-public information developed by it on behalf of the Client or provided to AST Fund Solutions by the Client or its agents or representatives or at the request of the Client or its agents or representatives or any independent parties for AST Fund Solutions’ use in rendering all necessary services hereunder (“Confidential Information”); provided, however that AST Fund Solutions may disclose the Confidential Information after notice to the Client (unless otherwise prohibited) to the extent necessary in order to comply with applicable law, rule or regulation or a subpoena, court order, regulatory agency or stock exchange rule.

(b) Compliance with Privacy Laws and Regulations

AST Fund Solutions agrees to take commercially reasonable steps to comply with the requirements of all applicable state and federal laws and regulations regarding the security, protection and confidentiality of personal information, as amended from time to time. AST Fund Solutions further agrees to comply with Massachusetts General Law, c. 93H and implementing regulations thereunder, including 201 CMR 17.00 et. seq. (together with the laws and regulations referenced in the first sentence, collectively, the “Privacy Laws”). AST Fund Solutions agrees to notify the Client promptly of any failure to comply with the Privacy Laws.

To the extent that the Client or Client affiliates (collectively “the Client Affiliates”) provide AST Fund Solutions with or AST Fund Solutions has access to (either orally, in hard copy, electronic format or otherwise) any personal information (as defined in the Privacy Laws) (“PI”), AST Fund Solutions agrees not to disclose or use any such PI for any purpose except to the extent necessary to carry out the purposes for which Client Affiliates disclosed the PI or as permitted by law in the ordinary course of business to carry out those purposes. Unless pre-approved in writing by the Client, AST Fund Solutions further agrees not to disclose PI to any third parties provided, however, that AST Fund Solutions may disclose PI on a “need to know” basis to auditors and attorneys retained by AST Fund Solutions (the “Representatives”) that have agreed in writing to keep such information confidential on terms substantially similar to those set forth herein. AST Fund Solutions agrees to cooperate with the Client’s reasonable requests for information concerning AST Fund Solutions’ policies and procedures for the protection and safeguarding of PI.

Any and all data provided to AST Fund Solutions is, and shall remain at all times, the exclusive property of the Client. Subject to any federal, state or regulatory requirements concerning records retention or as otherwise directed by the Client, AST Fund Solutions shall either return or destroy all PI (except for one copy as required by law, regulation or professional standards) once AST Fund Solutions no longer requires the PI to provide the products and/or services hereunder and AST Fund Solutions shall promptly retrieve, deliver, and destroy all data and copies thereof in its possession upon the earliest of the requirements of this Agreement, the Client’s request, or the termination of this Agreement. Notwithstanding any other provision in this Agreement, AST Fund Solutions shall not possess or assert any lien against or to the Client data.

c. Establishment of a Comprehensive Written Information Security Program

AST Fund Solutions agrees that it has established and will maintain and comply with written policies and procedures which are reasonably designed to comply with Privacy Laws concerning the protection and safeguarding of PI. Without limiting any requirements under Privacy Laws, such policies and procedures shall address: (i) administrative, technical, and physical safeguards for the protection of the Client records and data that contain PI; (ii) detection of any unauthorized access to or use of PI for unauthorized purposes; and (iii) the proper destruction of such materials so that the information contained therein cannot be practicably read or reconstructed.

In order to aid the Client with its compliance with applicable Privacy Laws, AST Fund Solutions agrees to: (i) upon written request, provide certifications of compliance with Privacy Laws, including without limitation, certification that AST Fund Solutions maintains, monitors and complies with a written information security program which is reasonably designed to comply with applicable Privacy Laws; (ii) allow the Client Affiliates, at their expense, the right to audit AST Fund Solutions’ compliance; and (iii) cooperate with the Client’ reasonable requests for information concerning AST Fund Solutions’ policies and procedures.

d. Notification of any Security Incident

AST Fund Solutions agrees that it will notify the Client in writing in the most expedient time possible and without delay of any actual loss of, unauthorized disclosure, access or use of any data or any facilities associated therewith, or any other incident which may compromise the security, integrity or confidentiality of the PI. AST Fund Solutions shall reasonably cooperate with the Client’s investigation and response to each actual threat to the security, confidentiality or integrity of PI.

e. Restriction on Transferability of Data Furnished by the Client to AST Fund Solutions

In the event the Client pre-approves AST Fund Solutions disclosing PI to third parties, AST Fund Solutions understands and agrees that this Agreement governs AST Fund Solutions’ right to subcontract, transfer, forward, or in by any means share PI received from the Client. AST Fund Solutions agrees to (i) ensure any person to whom AST Fund Solutions discloses PI is compliant with Privacy Laws, (ii) conduct a reasonable investigation of any person to whom AST Fund Solutions discloses PI to verify that such person with access to PI has the capacity to protect such PI, and (iii) contractually require any person to whom AST Fund Solutions discloses PI to comply with Privacy Laws and provide notification to AST Fund Solutions of any failure to comply with Privacy Laws or any incident that may threaten the confidentiality, security or integrity of PI.

6.	Indemnification:

(a) The Client agrees to indemnify and hold AST Fund Solutions and all of its affiliates, agents, directors, officers and employees harmless against any loss, claim, demand, action, suit, damage, liability or expense (including, without limitation, reasonable legal and other related fees and expenses (collectively, “Liabilities”) arising out of the performance of this Agreement, including any Liability arising directly from material misstatements or omissions in the applicable Client Prospectuses, Statements of Additional Information, proxy statements, proxy solicitation materials, reports to shareholders or other materials prepared by the Client or its agents (other than AST Fund Solutions) for distribution to the shareholders of the Client, or to the extent arising directly from any negligent actions or inactions by the Client or any of its agents or contractors (other than AST Fund Solutions), in the performance of its duties or obligations under this Agreement, except to the extent that such Liabilities are the result of willful misfeasance or gross negligence of AST Fund Solutions, its officers, directors, employees or agents, in the performance of its duties or obligations under this Agreement. At its election, the Client may assume the defense and settlement of any such action. AST Fund Solutions hereby agrees to advise the Client of any such liability or claim promptly after receipt of the notice thereof; provided however, that AST Fund Solutions’ right to indemnification hereunder shall not be limited by its failure to promptly advise the Client of any such liability or claim, except to the extent that the Client is prejudiced by such failure. Any settlement, unless it is solely monetary in nature, shall be subject to AST Fund Solutions’ prior consent, which consent shall not be unreasonably withheld or delayed.

(b) AST Fund Solutions agrees to indemnify and hold the Client and all of its officers, directors and employees harmless against: (i) any Liabilities arising in connection with material misstatements or omissions in any and all proxy solicitation materials (including scripts) prepared by AST Fund Solutions for distribution to the shareholders of the Client and utilized by AST Fund Solutions without the written approval of the Client and any or all representations made by AST Fund Solutions to the extent such representations differ from the proxy solicitation materials; and (ii) any Liabilities resulting from the willful misfeasance, bad faith, or gross negligence of AST Fund Solutions, its officers, directors, employees or agents in the performance of their duties or obligations under this Agreement or from the reckless disregard by the Client, its officers, directors, employees or agents of its duties and obligations under this Agreement. At its election, AST Fund Solutions may assume the defense of any such action. The Client hereby agrees to advise AST Fund Solutions of any such liability or claim promptly after receipt of the notice thereof; provided however, that the Client’s right to indemnification hereunder shall not be limited by its failure to promptly advise AST Fund Solutions of any such liability or claim, except to the extent that AST Fund Solutions is prejudiced by such failure.

(c) This indemnity shall survive the termination of this Agreement or the resignation or removal of AST Fund Solutions hereunder.

7.	Termination:

AST Fund Solutions’ appointment under this Agreement shall be effective as of the date of this letter and will continue thereafter until the termination or completion of the assignment, or until such date as AST Fund Solutions may complete the duties requested by the Client or its counsel. To the extent the Offer does not occur, AST Fund Solutions will return to the client the Base Fee less any reasonable out-of-pocket expenses incurred by AST Fund Solutions hereunder through the date of the termination hereof.

8.	Governing Law:

This Agreement will be governed and construed in accordance with the laws of the State of New York for contracts made and to be performed entirely in New York, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto, except that AST Fund Solutions may neither assign its rights nor delegate its duties without the Client’s prior written consent.

If you are in agreement with the above, kindly sign a copy of this agreement in the space provided for that purpose below and return copy to us. Additionally, an invoice for the base fee is attached and AST Fund Solutions requires that the base fee be received by it upon execution of this agreement.

Sincerely,

AST FUND SOLUTIONS, LLC

/s/ Paul J. Torre Name: Paul J. Torre
Title: President

Agreed to and accepted as of the date set forth on this agreement:

NexPoint Strategic Opportunities Fund

By;	DUSTIN NORRIS, SECRETARY
Print Authorized Name & Title

/s/ Dustin Norris, Secretary Authorized Signature

MARCH 16, 2018
Date

BASE FEE INVOICE FOR INFORMATION AGENT SERVICES

NexPoint Strategic Opportunities Fund

(f/k/a NexPoint Credit Strategies Fund)

Date:
Invoice Number:

TO:	NexPoint Strategic Opportunities Fund C/o Highland Capital Management 300 Crescent Court Suite 700 Dallas, Texas 75201 Attn: Mr. Paul Richards

Base Fee for Information Agent Services, an invoice for all out of pocket expenses covered by the Agreement will be sent after the expiration date.

AMOUNT DUE UPON EXECUTION OF THE ABOVE AGREEMENT:	$12,500

Please make all checks payable to AST Fund Solutions, LLC and mail to:

AST Fund Solutions, LLC

55 Challenger Road, Suite 201

Ridgefield Park, NJ 07660

  If you choose to wire the money, our bank information is:

Sovereign Bank

1130 Berkshire Boulevard

Wyomissing, PA

Account Name: AST Fund Solutions, LLC

Account Number: 1031120750 ABA number: 231372691

SWIFT Code: SVRNUS33

◆ AST Fund Solutions, LLC Tax ID # is 27-4792784